Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187470

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
SUPPLEMENT NO. 10 DATED MAY 1, 2014
TO THE PROSPECTUS DATED SEPTEMBER 17, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT II), Inc. dated September 17, 2013, Supplement No. 1 dated October 29, 2013, Supplement No. 2 dated November 15, 2013, Supplement No. 3 dated January 13, 2014, Supplement No. 4 dated February 3, 2014, Supplement No. 5 dated February 13, 2014, Supplement No. 6 dated February 24, 2014, Supplement No. 7 dated March 3, 2014, Supplement No. 8 dated April 1, 2014 and Supplement No. 9 dated April 25, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Office & Industrial REIT (CCIT II), Inc.; and
(2)	a recent real property investment and debt.
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the U.S. Securities and Exchange Commission on September 17, 2013. Of these shares, we are offering 250,000,000 shares in our primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. During the month of April 2014, we accepted investors’ subscriptions for, and issued, a total of approximately 1.4 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $13.9 million, consisting of approximately 1.4 million shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $13.9 million, and approximately 1,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $13,000. As of April 30, 2014, we had accepted investors’ subscriptions for, and issued, a total of approximately 2.3 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $22.3 million, consisting of approximately 2.3 million shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $22.3 million, and approximately 2,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $15,000. We have special escrow provisions for residents of Pennsylvania and Washington which have not been satisfied as of April 30, 2014 and, therefore, we have not accepted subscriptions from residents of Pennsylvania and Washington.
We will offer shares of our common stock pursuant to the offering until September 17, 2015, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by September 17, 2015, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Recent Real Property Investment
 The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” on page 12 of the prospectus.
Description of Real Estate Investments
As of April 30, 2014, we, through a separate wholly-owned limited liability company and limited partnership of ours and our operating partnership, owned two properties, located in two states, consisting of approximately 198,000 gross rentable square feet of corporate office space. We acquired one property between April 1, 2014 and April 30, 2014, which is listed below.

Property Description	Type	Number of Tenants	Tenant	Rentable Square Feet	Purchase Price
State of Alabama Disability Determination Services — Birmingham, AL	Office	1	State Department of Education, an Institution of the State of Alabama	114,035	$32,250,000

 The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” contained in Supplement No. 3 to the prospectus, as supplemented to date.
Real Property Investments
As of April 30, 2014, we, through a separate wholly-owned limited liability company and limited partnership of ours and our operating partnership, owned two properties, located in two states, consisting of approximately 198,000 gross rentable square feet of corporate office space. The properties were acquired through the use of proceeds from our initial public offering and proceeds from our revolving credit facility and related-party line of credit. We acquired one property between April 1, 2014 and April 30, 2014, which is listed below.

Property Description	Date Acquired	Year Built		Purchase Price (1)	Fees Paid to Sponsor (2)	Initial Yield (3)	Average Yield (4)	Physical Occupancy
State of Alabama Disability Determination Services — Birmingham, AL	April 30, 2014	2010/ 1997/ 1989	(5)	$32,250,000	$645,000	6.47%	7.70%	100%

(1)	Purchase price does not include acquisition related expenses.

(2)
Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 83 of the prospectus.

(3)
As the property is subject to a modified gross lease, the initial yield is calculated as the property’s projected net operating income in the first year of ownership divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred in the first year of ownership, if any, and exclusive of acquisition fees paid to our advisor or its affiliates and acquisition costs.

(4)
As the property is subject to a modified gross lease, the average yield is calculated as the property’s average net operating income over the non-cancelable lease term divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred over the non-cancelable lease term, if any, and exclusive of acquisition fees paid to our advisor or its affiliates and acquisition costs.

(5)	The property is comprised of three interconnected buildings, each was constructed in a different year.
The following table sets forth the principal provisions of the lease term for the tenant at the property listed above:

Property	Tenant	Total Square Feet Leased	% of Total Rentable Square Feet	Renewal Options (1)	Effective Annual Base Rent (2)		Effective Base Rent per Square Foot (2)	Lease Term (3)
State of Alabama Disability Determination Services — Birmingham, AL	State Department of Education, an Institution of the State of Alabama	114,035	100%	1/10 yr.	$2,518,891	(4)	$22.09	4/30/2014	-	6/30/2028

(1)	Represents the number of renewal options and the term of each option.

(2)	Effective annual base rent and effective base rent per square foot include adjustments for rent concessions or abatements, if any.

(3)
Represents the lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised. In general, we intend for our properties to be subject to long-term triple or double net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

(4)	The annual base rent under the lease increases every year by 2.5% of the then-current annual base rent.

Depreciable Tax Basis

For federal income tax purposes, the aggregate depreciable basis in the property described in this prospectus supplement is approximately $26.4 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. We currently have no plan for any renovations, improvements or development of the property described in this prospectus supplement, and we believe the property described in this prospectus supplement is adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire.

Debt
Revolving Credit Facility
As of April 30, 2014, the Borrowing Base under the Credit Facility, based on the underlying collateral pool for qualified properties and the amount outstanding under the Credit Facility, was approximately $39.4 million.
Series C Loan
As of April 30, 2014, no amounts were outstanding under the Series C Loan.

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